August 23, 2024

Anthony Boor
Chief Financial Officer
Blackbaud Inc.
65 Fairchild Street
Charleston, South Carolina 29492

       Re: Blackbaud Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-41527
Dear Anthony Boor:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Item 1C. Cybersecurity, page 30

1. We note the statement on page 31 that cybersecurity risk management has been and
       remains a key aspect of your    overall business strategy, financial
planning and capital
       allocation and a point of ongoing emphasis at all levels.    Please
revise future filings to
       disclose whether and how your processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into your overall risk management system or processes. See Item 106(b)(1)(i) of Regulation S-K. August 23, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 or James Lopez at 202-551-3536
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology